UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended July 3, 2021

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Sugarfina Corporation
SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Semi-Annual Report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this Semi-Annual Report on Form 1-SA. The following information and such Unaudited Consolidated Financial Statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2020. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview
•	Results of Operations
•	Liquidity and Capital Resources
•	Trend Information

Overview

Our first half results for 2021 reflected improved sales across our channels primarily driven by the loosening of COVID-19 restrictions, especially during the months of April through June, distribution expansion and new innovation. We launched new product offerings, such as our Spa, all-vegan Tropical, Hampton Water Rosé® and The SimpsonsTM, and Truly® hard seltzer collections, continued to grow our specialty grocery store accounts and opened two new retail stores. In addition, we opened our new centralized Las Vegas facility while simultaneously closing our New Jersey and Vancouver self-operated facilities. Since opening our Las Vegas operations, we have migrated a majority of our fulfillment operations to the new facility.

Net loss for the six months ended July 3, 2021 was $1,655,803 compared to a net loss of $2,100,746 for the six months ended June 27, 2020. Net sales between the two periods improved by 36% from $9,696,595 to $13,187,059.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and Rosé Bears® made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Tequila Grapefruit Sours, Cold Brew Cordials®, and Sea Salt Caramels. Our product assortment is sold direct to consumer via e-commerce, wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Bloomingdale’s and Paper Source, and through our 26 retail stores. We opened three new stores in December 2020, one in January 2021, and one in June 2021. All those stores carry percentage of sales rent agreements.

The Company’s wholesale and e-commerce sales are now our largest channels. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts. The Company plans to expand its e-commerce business by (1) growing its email marketing subscriber base through social media-based advertising, influencer marketing, and sweepstakes, and (2) expanding our presence on Amazon® USA and Rakuten® Japan.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, industry capacity, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being produced and then distributed to customers directly through e-commerce, our retail stores, through our corporate gifting solution, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and retail stores.

	For the Period January 1, 2021 to July 3, 2021	For the Period January 1, 2020 to June 27, 2020	Percentage Change
Wholesale	$5,323,372	3,469,667	53%
E-commerce	4,053,310	3,406,901	19%
Retail	2,843,667	1,906,800	49%
Corporate	696,210	764,501	-9%
International	270,500	148,726	82%
	$13,187,059	$9,696,595	36%
Number of Sugarfina boutiques	16	11
Number of Nordstrom SIS	10	10
Total number of Sugarfina shops	26	21

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as the fall and winter holidays, Valentine’s Day and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of mid-March 2020 and continued in various capacities throughout 2020 and the first six months of 2021. When comparing our first six months results of 2021 note that the first six months of 2020 contained almost three months of pre-COVID-19 results during January through mid-March 2020. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. See “—Trend Information – COVID-19 Updates” for additional information regarding the potential for supply chain delays and increased logistics costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Expenses Related to Financing

Other income and expense consists primarily of PPP grant income and interest expense associated with our Note (as defined below) to our parent company. See “—Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

Comparison of Results of Operations

The following table sets forth our unaudited consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2021 to July 3, 2021	For the Period January 1, 2020 to June 27, 2020
NET REVENUE	$13,187,059	$9,696,595

COST OF SALES	6,784,455	4,840,472

GROSS MARGIN	6,402,604	4,856,123

SELLING, GENERAL AND ADMINISTRATIVE (1)	9,128,919	7,968,847

LOSS FROM OPERATIONS	(2,726,315)	(3,112,724)

OTHER INCOME (EXPENSE)
PPP grant income	1,650,000	2,000,000
Foreign business tax	-	(37,931)
Interest expense (2)	(560,409)	(944,936)
Other income (expense)	5,967	(5,155)
	1,095,558	1,011,978

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(1,630,757)	(2,100,746)

PROVISION FOR INCOME TAXES	25,048	-

NET LOSS	(1,655,805)	(2,100,746)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(15,378)	-

TOTAL COMPREHENSIVE LOSS	$(1,671,183)	$(2,100,746)

NET LOSS PER SHARE
BASIC	$(0.20)	$(0.17)
DILUTED	$(0.13)	$(0.17)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,553,378	12,500,000
DILUTED	12,553,378	12,500,000

(1) Includes $387,029 of one-time start-up costs associated with our new centralized distribution and operations facility in Las Vegas.

(2) Includes $557,754 of non-cash interest expense associated with our Note to our parent company.

Six Months Ended July 3, 2021 (“1H 2021”) Compared with Six Months Ended June 27, 2020 (“1H 2020”)

Net revenues increased $3,490,464, or 36%, in 1H 2021 compared with 1H 2020 primarily driven by the loosening of COVID-19 restrictions, distribution expansion, and new innovation.

Wholesales revenues increased $1,853,705, or 53%. While many of our department store partners were shut down due to COVID-19 in 1H 2020, we also increased our expansion into new gourmet grocery, online gifting, and travel and leisure accounts.

Retail sales increased $936,867, or 49%, primarily due to new innovative product launches and 1H 2020 being more impacted by COVID-19 restrictions. Additionally, in the past twelve months we have opened four new stores in the greater Los Angeles area and one new store in a new luxury resort hotel in Las Vegas. Same store sales at all Company-owned stores and Nordstrom Shop-in-Shop locations increased $662,233, or 35%, during 1H 2021 compared with same store sales during 1H 2020.

E-commerce sales increased $646,409, or 19% between the two periods by growing our e-commerce customer list through social media, influencer marketing and sweepstakes. We have grown our e-commerce customer list from 477,000 subscribers in January 2020 to 560,000 in June 2021.

Corporate sales and international sales increased $53,483, or 6%, during 1H 2021 versus 1H 2020. COVID-19 had an impact on both channels, leading to lower sales as most socially oriented gifting events were cancelled or postponed. Our international revenues increased period-over-period due to the closure of stores in 1H 2020.

Gross margin as a percentage of net revenue was comparable between the two periods at 49% for 1H 2021 and 50% for 1H 2020.

Selling, general and administrative expenses were $9,128,919 for 1H 2021 compared to $7,968,847 in 1H 2020. A portion of the period over period increase was driven by one-time start-up costs of $387,029 and deferred non-cash rent amortization associated with our new centralized distribution and operations facility in Las Vegas, which we took possession of in April 2021. Professional services, software, subscription services and merchant fees increased to support our growth. As a percentage of net revenue, selling, general and administrative expenses decreased by 13% between the two periods as we began leveraging our new operating model. Excluding one-time costs and deferred non-cash rent amortization, selling, general and administrative expenses for 1H 2021 were $8,322,906, or 63%, of net revenue.

Other income was $1,095,558 for 1H 2021 compared to $1,011,978 for 1H 2020. The net increase was primarily due to a decrease in non-cash interest expense related to the Note, partially offset by lower PPP grant income. See “—Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

As a result of the foregoing, net loss for 1H 2021 was $1,655,805 compared to $2,100,746 during 1H 2021.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including the Regulation A Offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

As of July 3, 2021, the Company’s cash and cash equivalents was $839,299. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, two cash injections from BLG Luxury Group LLC and our Regulation A Offering. See “—Regulation A Offering” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements (primarily inventory to support growth), and to develop our Las Vegas Operations Center. In 1H 2021, we invested $889,628 related to the startup and development of our Las Vegas Operations Center. We anticipate we will invest an additional $175,000 in the second half of 2021 to fully build out our distribution capacity heading into the peak holiday seasons. That cost will be funded from cash from operations.

Regulation A Offering

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level.

On July 30, 2021, the Company increased the offering price of its Common Stock to $10.35 from $10.00 and added OpenDeal Broker dba the Capital R, a broker-dealer, as part of the selling group for the Regulation A Offering.

As of September 10, 2021, the Company had issued 213,163 shares of Common Stock and secured $1,786,824 of net proceeds through the Regulation A Offering.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed a note as debtor to Bristol Luxury Group LLC (“BLG”), which holds 100% of the Successor’s equity, in the amount of $15,000,000 at an interest rate of 12% per annum (the “Note”) with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on September 26, 2020, BLG continued to own the same controlling interest and the Note maturity date was extended by three years to May 2024. Under the terms of the Note, the Company may borrow, repay and reborrow funds under the Note in one or more loans up to the maximum of $15 million. Interest payable on the note is payable-in-kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”).

Under the terms of the Note, the debt is secured by a first priority interest in substantially all of the Company’s assets including cash, accounts receivable, inventory, fixed assets, and intellectual property. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid first before the stockholders would receive anything. Furthermore, if the Company takes on additional debt after the Regulation A Offering, that debt and its creditors may also receive priority ahead of the stockholders in the event of bankruptcy.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding initial working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, BLG added another $1,000,000 to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At July 3, 2021, the Company’s accounts payable to BLG totaled $1,064,538 and, after giving effect to the Debt Conversion, the amount outstanding under the Note was $9,548,669.

Management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believes the terms of the cash loans from BLG would be more favorable than from a lending institution at this stage of the Company’s development. Management was expecting to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

Given that all or substantially all the Company’s assets serve as collateral for the Note, the Company may find it difficult to obtain financing in the future on terms that are reasonable. We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA’s Payment Protection Program (“PPP) in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company’s payroll, lease payments and utilities. That loan was presented on our consolidated statements of operations for the year ended December 31, 2020 and for 1H 2021 as “PPP grant income”.  The receipt of funds under the PPP allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company’s first draw PPP loan was fully forgiven in September 2021.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan are being used to cover the Company’s payroll, lease payments and utilities, according to the SBA guidelines, therefore the Company expects that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that unforgiveable portion at an interest rate of 1% over a period of five years, with payments beginning once the SBA remits the loan forgiveness amount to our lender. If the loan, or a portion thereof is not forgiven, the Company believes it will be able to repay the PPP loan and interest with funds from operations. The Company recognized PPP grant income of $1,650,000 in the unaudited consolidated statements of operations for 1H 2021.

See Note 7 to our Unaudited Consolidated Financial Statements in Item 3 for additional PPP loan disclosures.

While the Company believes it has sufficient liquidity with its current cash position, the Company will continue to monitor and evaluate all financing alternatives as necessary. For more information, please see “Risk Factors – “We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows” and “Our results of operations may be negatively impacted by the coronavirus outbreak" in the Company’s Offering Circular for the Regulation A Offering.

The Company estimates that if it raises the maximum amount sought in the Regulation A Offering and executes its business plan, it could continue at its current rate of operations indefinitely without raising additional capital. In the event we raise an amount below the maximum, the Company plans to fund its growth efforts with proceeds from its operations.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and corporate sales channel; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch new innovation we gain positive momentum.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2019-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

COVID-19 Updates

Our net revenue has been negatively impacted by the COVID-19 pandemic. We are unable to predict the duration and magnitude of this impact going forward.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes.

As the Company qualified as an essential business as defined by state regulations, we continued to operate our distribution centers while maintaining social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. The reduced manpower in warehouses, together with increased e-commerce orders, led to minor delivery delays. In 2021, there have been several global ocean cargo delivery bottlenecks, most notably at major ports in China, Europe and Southern California, due to COVID-19 outbreaks, strong consumer demand and shortages of workers and equipment caused by pandemic-related health and safety measures. Those challenges have led to delays and increased logistics costs for certain of our products. We proactively instituted a price increase on our core products in the Spring of this year in anticipation of cost increases associated with increased shipping costs and delays. Those increased logistics costs have been reflected in cost of sales in our unaudited consolidated statements of operations. Through 1H 2021, we have not experienced material shipping delays, however, in the third quarter of 2021, we are beginning to experience shipping delays for some of our fall holiday products. The impact of those delays on our future financial results are undeterminable as of the date of this report. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate our fulfillment center, we may not be able to make timely deliveries to our customers.

Since late March 2020, we have experienced a significant increase in e-commerce demand primarily due to changes to consumer behaviors resulting from the various stay-at-home and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This increased demand may not continue depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home and restaurant restriction orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

Nearly all stores have been directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts in 2020 and early 2021 and have only recently begun ordering from us again. This trend has negatively impacted, and may continue to negatively impact, among other things, retail, and wholesale sales. We have seen a resurgence in retail and wholesale activity and sales in Q2 of 2021 as COVID-19 vaccines became more widely available and as COVID-19 restrictions began to be lifted by state and local governments, however we cannot guarantee that this trend will continue.

During this challenging time, our foremost priority is the safety and well-being of our employees, customers, business partners and communities. In addition to our already stringent practices for the quality and safety of our products, we are diligently following health and safety guidance issued by the World Health Organization, the Centers for Disease Control and state and local governmental agencies. COVID-19 has had an unprecedented impact on our industry as containment measures continue to escalate. Numerous countries, states and local governments have effected ordinances to protect the public through social distancing, which has caused, and we expect will continue to restrain retail traffic. With that said, Sugarfina products remain available for sale online and in our stores. Our current focus is on driving growth across all our channels as the economy adapts to the environment. The number of our stores remaining open may change from time to time.

In these unprecedented times, management is taking all necessary and appropriate action to maximize our liquidity as we navigate the current landscape. Further, in an abundance of caution and to maintain ample financial flexibility, we applied for and received first and second round PPP loans, which has allowed us to temporarily avoid workforce reduction measures. While we believe we have sufficient liquidity with our current cash position, we will continue to monitor and evaluate all financing alternatives as necessary as these unprecedented events evolve.

While we believe the effects of the COVID-19 pandemic on our business are subsiding with the increase in vaccine distribution, a decrease in state and local restrictions, and in increase in retail consumer activity, we cannot predict the economic impact of COVID-19 or its ultimate impact on our operations.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Semi-Annual Report, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 2. Other

None.

Item 3. Financial Statements

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS

	July 3, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$839,299	$2,194,883
Restricted cash	215,493	238,854
Accounts receivable	1,211,060	1,111,239
Inventory	3,585,784	4,377,986
Prepaid expenses	811,502	1,332,598
	6,663,138	9,255,560
OTHER ASSETS
Property and equipment, net	1,311,367	560,027
Intellectual property	387,998	444,544
Deposits	807,656	704,669
	2,507,021	1,709,240
TOTAL ASSETS	$9,170,159	$10,964,800

LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$429,657	$1,929,543
Accrued expenses	1,257,901	1,063,854
Deferred revenue	379,409	352,149
	2,066,967	3,345,546
NONCURRENT LIABILITIES
Deferred rent	606,714	231,904
Due to related party	1,064,538	1,180,000
Secured promissory note payable to related party	9,548,669	8,990,915
Capital lease liabilities	141,430	-
	11,361,351	10,402,819
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,580,606 and 12,500,000 shares issued and outstanding as of July 3, 2021 and December 31, 2020	132,841	125,000
Additional paid-in capital	9,717,579	9,412,000
Common stock subscriptions receivable	(116,831)	-
Accumulated deficit	(13,949,444)	(12,293,639)
Accumulated other comprehensive loss	(50,304)	(34,926)
	(4,258,159)	(2,783,565)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$9,170,159	$10,964,800

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2021 to July 3, 2021	For the Period January 1, 2020 to June 27, 2020
NET REVENUE	$13,187,059	$9,696,595

COST OF SALES	6,784,455	4,840,472

GROSS MARGIN	6,402,604	4,856,123

SELLING, GENERAL AND ADMINISTRATIVE	9,128,919	7,968,847

LOSS FROM OPERATIONS	(2,726,315)	(3,112,724)

OTHER INCOME (EXPENSE)
PPP grant income	1,650,000	2,000,000
Foreign business tax	-	(37,931)
Interest expense	(560,409)	(944,936)
Other income (expense)	5,967	(5,155)
	1,095,558	1,011,978

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(1,630,757)	(2,100,746)

PROVISION FOR INCOME TAXES	25,048	-

NET LOSS	(1,655,805)	(2,100,746)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(15,378)	-

TOTAL COMPREHENSIVE LOSS	$(1,671,183)	$(2,100,746)

NET LOSS PER SHARE
BASIC	$(0.20)	$(0.17)
DILUTED	$(0.13)	$(0.17)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,553,378	12,500,000
DILUTED	12,553,378	12,500,000

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Successor
								Accumulated
					Additional			Other
	Preferred Stock		Common Stock		Paid-In	Subscription	Accumulated	Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Receivable	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2020	800,000	$8,000	12,500,000	$125,000	$9,412,000	$-	$(12,293,639)	$(34,926)	$(2,783,565)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(15,378)	(15,378)

ISSUANCE OF CLASS A COMMON STOCK	-	-	80,606	7,841	776,219	(116,831)	-	-	667,229

OFFERING COSTS	-	-	-	-	(470,640)	-	-	-	(470,640)

NET LOSS	-	-	-	-	-	-	(1,655,805)	-	(1,655,805)

BALANCE, JULY 3, 2021	800,000	$8,000	12,580,606	$132,841	$9,717,579	$(116,831)	$(13,949,444)	$(50,304)	$(4,258,159)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2021 to July 3, 2021	For the Period January 1, 2020 to June 27, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,655,805)	$(2,100,746)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	224,275	193,951
Non-cash interest expense	557,754	938,755
Changes in operating assets and liabilities:
Accounts receivable	(99,821)	2,407,083
Inventory	792,202	(1,962,168)
Prepaid expenses and deposits	418,109	425,853
Accounts payable	(1,549,021)	(325,295)
Accrued expenses	162,128	(548,918)
Deferred revenue	27,260	(443,176)
Net Cash Used In Operating Activities	(1,122,919)	(1,414,661)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(585,951)	(26,864)
Net Cash Used in Investing Activities	(585,951)	(26,864)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Class A common stock	667,229	-
Offering costs	(470,640)	-
Payments due to related party	(115,462)	-
Payments on capital lease liabilities	(10,634)	(84,980)
Long-term deferred rent	274,810	107,268
Net Cash Provided by Financing Activities	345,303	22,288

EFFECT OF EXCHANGE RATES ON CASH	(15,378)	-

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(1,378,945)	(1,419,237)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,433,737	3,312,012

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$1,054,792	$1,892,775

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019 as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying unaudited consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company’s unaudited consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended July 3, 2021 are not necessarily indicative of the results to the expected for the year ending December 31, 2021 or for other semiannual periods or for future years.

Use of Estimates

The preparation of the unaudited consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At July 3, 2021 and December 31, 2020, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. During the period January 1, 2021 to July 3, 2021, purchases from our largest raw material supplier were less than 10% of cost of goods sold as we continued to diversify our raw material suppliers. During the period January 1, 2020 to June 27, 2020, purchases from our largest raw material supplier were approximately 23% of cost of goods sold.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash and Cash Equivalents, and Restricted Cash

For purposes of the unaudited consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited consolidated statements of cash flows:

	July 3, 2021	December 31, 2020
Cash and cash equivalents	$839,299	$2,194,883
Restricted cash	215,493	238,854
	$1,054,792	$2,433,737

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At July 3, 2021 and December 31, 2020, the allowance for doubtful accounts was $25,000 and $125,000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At July 3, 2021 and December 31, 2020, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2021 to July 3, 2021	For the Period January 1, 2020 to June 27, 2020	Percentage Change
Wholesale	$5,323,372	$3,469,667	53%
E-commerce	4,053,310	3,406,901	19%
Retail	2,843,667	1,906,800	49%
Corporate	696,210	764,501	-9%
International	270,500	148,726	82%
	$13,187,059	$9,696,595	36%

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $237,942 and $224,599 in advertising expense for the six months ended July 3, 2021 and June 27, 2020, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. As of July 3, 2021, we have 283,500 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of July 3, 2021, due to the exit event restrictions on the exercisability of the stock options.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases and rent abatement, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. The term used for straight-line rent is calculated initially from the date of possession of the leased premises through the expected lease termination date. Rent expense for our retail stores is recognized from the possession date to the store opening date. The Company records the excess of the straight-line rent over the minimum rents paid or received as a deferred lease liability.

When ceasing operations at a store or warehouse under an operating lease, where the landlord does not allow the Company to prematurely exit the lease, the Company will recognize an expense equal to the present value of the remaining lease payments to the landlord, less any projected sublease income at the cease-use date.

Income Taxes

For the period November 1, 2019 (inception) to September 26, 2020, the Company was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions were included in the tax returns of the members of the LLC. Beginning September 27, 2020, the Company accounts for income taxes under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). The guidance in this ASU supersedes the leasing guidance in Leases (Topic 840). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In January 2021, the FASB issued ASU 2021-02, Franchisors - Revenue from Contracts with Customers (Subtopic 952-606), which introduces a new practical expedient for nonpublic business entities that simplifies the application of the guidance about identifying performance obligations related to pre-opening services. Because the Company previously adopted ASC 606, the ASU is effective for annual and interim reporting periods beginning after December 15, 2020. The adoption of the new standard did not have a material impact on the unaudited consolidated financial statements.

Subsequent Events

In preparing these unaudited consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 15, 2021, the date the unaudited consolidated financial statements were available for issuance.

NOTE 3 – Conversion from LLC to Corporation

The Company converted from a Delaware limited liability company, Sugarfina Holdings LLC, to a Delaware corporation, Sugarfina Corporation, pursuant to a statutory conversion under Delaware law on September 26, 2020. The Company has the authority to issue 25,000,000 shares of common stock, at par value $0.01 per share, and 5,000,000 shares of preferred stock, at par value $0.01 per share.

NOTE 4 – Inventory

Inventory consists of the following:

	July 3, 2021	December 31, 2020
Raw materials	$1,183,375	$1,367,144
Finished goods	952,994	1,581,946
Supplies and other inventory	1,449,415	1,838,954
	3,585,784	4,788,044
Valuation reserve to net realizable value	-	(410,058)
	$3,585,784	$4,377,986

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	July 3, 2021	December 31, 2020
Equipment	$666,183	$278,648
Furniture and fixtures	441,644	447,563
Leasehold improvements	634,158	79,724
Software	29,000	29,000
	1,770,985	834,935
Accumulated depreciation	(476,043)	(324,438)
	1,294,942	510,497
Construction in progress	16,425	49,530
	$1,311,367	$560,027

Construction in progress at July 3, 2021 relates to the implementation of new warehouse management software. At December 31, 2020, construction in progress primarily related to improvements at future store locations not yet open or operational.

NOTE 6 – Secured Promissory Note

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $9,548,669 at July 3, 2021 (the “Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – PPP Loans

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

First Draw PPP Loan

In April 2020, the Company received a first draw PPP loan in the amount of $2,000,000. As of December 31, 2020, the Company performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the Small Business Administration’s (SBA’s) Loan Forgiveness Application and expected that the PPP loan would be forgiven in full based on qualifying expenses incurred during the period eligible for forgiveness. As such, for the year ended December 31, 2020, the Company recognized grant income of $2,000,000 in the consolidated statement of operations. The Company’s first draw PPP loan was fully forgiven in September 2021.

Second Draw PPP Loan

In March 2021, the Company received a second draw PPP loan in the amount of $1,650,000. Management anticipates that the loan will be substantially forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the unaudited consolidated statements of operations for the period of January 1, 2021 to July 3, 2021. To the extent it is not forgiven, the Organization would be required to repay that portion at an interest rate of 1% over a period of five years, with payments beginning once the SBA remits the loan forgiveness amount to our lender.

There can be no assurances that the Company will ultimately meet the conditions for forgiveness of the second draw PPP loan, in whole or in part. Final approval of any loan forgiveness amount is subjected to the SBA.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). The Company has elected to recognize government grant income separately within other income.

NOTE 8 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the production, storage, and distribution of its product. The existing agreement with the co-packer has no minimum production requirements and has a term of three years with options to renew the agreement at the end of the original term. As the original term of the agreement was set to expire in October 2021, the Company elected to exercise its extension option, extending the agreement for a further year, with automatic 60-day renewals thereafter absent notice to terminate by either party. The parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to eliminate 1) the 4,000 minimum pallet position guarantee by the Company (which will serve to reduce our future storage costs), 2) a 5% fee reduction trigger, and 3) the personal guarantee on behalf of the co-packer’s partners regarding certain obligations upon agreement termination.

Operating Leases

The Company leases various office, retail and warehouse facilities and equipment under noncancelable operating leases through July 2028. Rents charged to expense under these operating leases totaled approximately $1,130,280 and $998,725 during the periods January 1, 2021 to July 3, 2021 and January 1, 2020 to June 27, 2020, respectively.

The Company’s future minimum lease payments required under noncancelable operating leases are as follows:

Remainder of 2021	$1,100,996
2022	1,840,118
2023	1,779,192
2024	1,605,009
2025	1,385,444
Thereafter	2,670,886
$10,381,645

Risks Associated with the Impact of COVID-19

As a result of the spread of the COVID-19 coronavirus, disruption and uncertainty have arisen across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers, employees, and vendors. As of the date of the issuance of these financial statements, all 26 of the Company’s retail locations are operating and the vast majority of our wholesale partners have re-opened their stores. Beginning in March 2020, the Company took action to cut payroll and discretionary spending, as well as other non-essential items to improve liquidity and operating capital in response. The Company’s E-Commerce business and certain wholesale channels remained open throughout the pandemic, servicing customers. Throughout the pandemic, the Company continues to reduce costs and its retail operations are re-opened. The potential impact to the Company’s financial condition and results of operations is uncertain.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 9 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder.  As of July 3, 2021, there were un-declared dividends in the amount of $812,463.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level. As of July 3, 2021, the Company accumulated gross proceeds of $784,060 and incurred offering costs of $470,640 for 80,606 shares of Common Stock through our Regulation A Offering. Committed subscriptions not yet received as of July 3, 2021 were $116,831. The Regulation A Offering will run for a period of 12 months, and the Company continues to purse raising more funds through its marketing efforts.

NOTE 10 – Subsequent Events

On July 30, 2021, the Company increased the offering price of its Common Stock to $10.35 from $10.00 and added OpenDeal Broker dba the Capital R, a broker-dealer, as part of the selling group for the Regulation A Offering.

Item 4. Exhibits

2.1 Certificate of Conversion and Certificate of Incorporation (1)

2.2 Bylaws (2)

2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (3)

2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (4)

2.5 Certificate of Incorporation of Sugarfina Corporation (5)

3.1 Exchange Agreement (6)

4.1 Form of Subscription Agreement (7)

6.1 Promissory Note (8)

6.2 Security Agreement (9)

6.3 Employment Agreement of Scott LaPorta (10)

6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (11)

6.5 First Amendment to Services Agreement between Sugarfina USA, LLC and Loginam, LLC

6.6 Sugarfina Corporation 2020 Equity Incentive Plan (12)

6.7 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (13)

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (14)

8.1 Prime Trust, LLC Escrow Agreement (15)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex2-1.htm).

(2) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex2-2.htm).

(3) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex2-3.htm).

(4) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex2-4.htm).

(5) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex2-5.htm).

(6) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex3-1.htm).

(7) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex4.htm).

(8) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex6-1.htm).

(9) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-2.htm).

(10) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-3.htm).

(11) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex6-4.htm).

(12) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex6-5.htm).

(13) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/tm2114234d1_ex6-6.htm).

(14) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex7.htm).

(15) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1824123/000110465920117854/tm2030327d2_ex8-1.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: September 15, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer, Chief Financial Officer and Director
Date: September 15, 2021

By:	/s/ Brian Garrett
Brian Garrett, Vice President of Finance and IT
Date: September 15, 2021

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: September 15, 2021

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: September 15, 2021